


SEC Mail Processing Section
RECEIVED
APR 1 2 2007
WASH, D.C.
209

CM

07001778

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[20549]

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 49208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 East Valley Boulevard, Suite 208
(No. and Street)

Alhambra (City) California (State) 91801-5069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Chen (626) 281-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – if individual, state last, first, middle name)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

YOULIANG ZHAO
COMM. # 1510474
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. AUG. 29, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortune Securities, Inc.
388 E. Valley Blvd., Suite 208
Alhambra, California 91801-5172


SEC MAIL PROCESSING
RECEIVED
APR 12 2007
WASH, D.C.
209
SECTION

April 10, 2007

To Whom It May Concern:

Fortune Securities, Inc. issued its December 31, 2006 annual filing of audited financial statements prior to the due date of March 1, 2007. On April 2, 2007, the NASD notified us that the report as submitted, in particular the computation of excess net capital on page 10, was not accurate. We asked our auditor to correct the error. The attached page 10 of the audit report is in response to this request.

Please be kind enough to replace page 10 in your copy of the Fortune Securities, Inc. December 31, 2006 audited financial statements.

Sincerely,



Tom Chen, President

FORTUNE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	129,555
Commissions receivable - non allowable portion		(30,362)
Furniture and equipment, net of accumulated depreciation of $65,568		0
Leasehold improvement, net of accumulated amortization of $12,321		(48,772)
Deposits		(4,598)
NET CAPITAL	$	45,823
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	7,120
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	38,703
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	35,148
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	106,753
Percentage of aggregate indebtedness to net capital		2

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	76,984
VARIANCE		
Non allowable portion of commissions receivable		(30,362)
Accrued income taxes		(800)
Rounding		1
NET CAPITAL PER AUDIT	$	45,823

See accompanying notes to financial statements

END